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                                                                  EXHIBIT (a)(1)

LEN CEREGHINO & CO.                                 CLIENT:   LINDAL CEDAR HOMES

CORPORATE INVESTOR RELATIONS                        CONTACT:  Robert W. Lindal
2605 Western Ave., Seattle, WA  98121                         - Chairman & CEO
(206) 448-1996                                                (206) 725-0900

NEWS RELEASE
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     LINDAL CEDAR HOMES, INC. ANNOUNCES SELF-TENDER OFFER AT $4.55 PER SHARE
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SEATTLE, WA -- December 14, 2000 -- Lindal Cedar Homes, Inc. (Nasdaq: LNDL)
announced today it will commence a self-tender offer to purchase all outstanding shares of its common stock at a price of $4.55 per share, net in cash to the sellers.

The tender offer is intended to represent a first step in a transaction through which Robert W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas F. Lindal will take the company private. All four are officers and directors of Lindal Cedar Homes.

There are approximately 4.1 million shares of common stock of Lindal Cedar Homes outstanding, of which approximately 48.2 percent currently is owned by the aforementioned Lindals. Robert, Martin and Douglas are the sons of Sir Walter Lindal, the company's founder. All four have indicated they would not tender their shares in the offer.

The Board of Directors of Lindal Cedar Homes, based on the recommendation of a Special Committee consisting of independent members of the Board of Directors, has approved the tender. The Special Committee has recommended that stockholders accept the offer.

The tender offer is subject to customary terms and conditions. If the tender offer is successful, shares that are not tendered in the offer are expected to be converted into cash in a second step transaction such as a merger or reverse stock split. The price per share paid in such a second step transaction is expected to be the same as the purchase price offered in the tender offer. Over the past six months Lindal Cedar Homes stock has traded between $1.50 and $3.00 per share. The stock closed yesterday, December 13, at $2.50 per share. The $4.55 tender offers a premium of 82 percent over yesterday's close and a premium of between 203 percent and 52 percent above the six month trading range.

Lindal Cedar Homes expects to obtain funds for the offer from available cash and from a new credit facility with KeyBank.

Documentation for the tender offer, including a letter of transmittal, will be mailed to all stockholders as soon as practical following this announcement. Stockholders can call MacKenzie Partners, the information agent for the offer, at 1-800-322-2885 to request the tender documents once they become available or if they have questions about the tender process.

Stockholders of Lindal Cedar Homes should read the Tender Offer Statement on Schedule TO once it is filed with the Securities and Exchange Commission as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov.

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LNDL -- Announces Self-Tender Offer at $4.55 Cash Per Share
December 14, 2000
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Lindal Cedar Homes is primarily engaged in the manufacture and distribution of custom cedar homes, windows and sunrooms. Lindal Cedar Homes re-manufactures most of its standard dimensional cedar lumber needs. Remanufactured cedar lumber that meets the Lindal Cedar Homes' quality standards is combined with manufactured and/or purchased windows, manufactured sunrooms, and other purchased forest products and building materials into home packages which can be shipped nationally and internationally to the home buyer's construction site. Remanufactured cedar lumber that is not of a grade suitable for use in homes is sold on the open lumber market.

Forward Looking Statements concerning Lindal Cedar Homes' self-tender offer and its plan to go private are subject to a variety of considerations and uncertainties, primarily the company's ability to successfully conclude the proposed tender offer. The company's corporate and financial information is detailed in the company's filings with the Securities & Exchange Commission, press releases and other communications.

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      NOTE: Transmitted on PR Newswire at 6:00 a.m. EST, December 14, 2000.